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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   __________


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)


                       ANGELES MORTGAGE INVESTMENT TRUST
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                                (Name of Issuer)

                   CLASS A SHARES, PAR VALUE $1.00 PER SHARE
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                         (Title of Class of Securities)

                                     034638
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                                 (CUSIP Number)

              JOHN K. LINES, ESQ., GENERAL COUNSEL AND SECRETARY,
                         INSIGNIA FINANCIAL GROUP, INC.
               ONE INSIGNIA FINANCIAL PLAZA, GREENVILLE, SC 29602
                                 (864) 239-1675
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                JANUARY 24, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
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          The Statement on Schedule 13D, filed on November 27, 1996 on behalf of Insignia Financial Group, Inc., a corporation organized under the laws of Delaware, Andrew L. Farkas, Liquidity Assistance L.L.C., a limited liability company organized under the laws of Delaware, Metropolitan Asset Enhancement, L.P., a limited partnership organized under the laws of Delaware, MAE Parent, Inc., a corporation organized under the laws of Delaware, and MAE GP Corporation, a corporation organized under the laws of Delaware, relating to the Class A Shares, $1.00 par value per share, of Angeles Mortgage Investment Trust, a business trust organized under the laws of California (the "Issuer"), as amended by Amendments No. 1 and 2 thereto filed on December 16 and December 20, 1996, respectively (the "Schedule 13D"), is amended as follows (capitalized terms used and not otherwise defined herein shall have the meanings given to them in the Schedule 13D):

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 of the Schedule 13D is amended to include the following:

          On January 24, 1997, Insignia Financial Group, Inc. gave the Issuer written notice that Insignia elected to terminate the "Standstill Period." Accordingly, the Standstill Period will end on February 6, 1997.









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SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: January 27, 1997          /s/ Andrew L. Farkas
                                 ---------------------------------------
                                     Andrew L. Farkas


                                 INSIGNIA FINANCIAL GROUP, INC.

                                 By: /s/ Frank M. Garrison
                                    ------------------------------------
                                         Frank M. Garrison, Executive
                                         Managing Director


                                 METROPOLITAN ASSET ENHANCEMENT, L.P.

                                 By: MAE Parent, Inc., General Partner

                                     By: /s/ John K. Lines
                                        -------------------------------
                                             John K. Lines, Vice President


                                 LIQUIDITY ASSISTANCE L.L.C.

                                 By: /s/ J. Scott Kester
                                    -----------------------------------
                                         J. Scott Kester, President


                                 MAE PARENT, INC.

                                 By: /s/ John K. Lines
                                    -----------------------------------
                                         John K. Lines, Vice President


                                 MAE GP CORPORATION

                                 By: /s/ John K. Lines
                                    -----------------------------------
                                         John K. Lines, Secretary




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